EXHIBIT 99-5

Consent of GLJ Ltd.

LETTER OF CONSENT

TO:	Suncor Energy Inc.
The Securities and Exchange Commission
The Securities Regulatory Authorities of Each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

Re:  Suncor Energy Inc. (“Suncor”)

We refer to the following reports (the “Reports”) prepared by GLJ Ltd. (“GLJ”):

•	Reserves Assessment and Evaluation of In Situ Oil Sands Properties – Corporate Summary dated February 18, 2025;
•	Reserves Assessment and Evaluation of Oil Sands Mining Properties – Corporate Summary dated February 18, 2025; and
•	Reserves Assessment and Evaluation of the P&NG Reserves of Suncor Energy Inc., Newfoundland Offshore Areas dated February 18, 2025,

which provide GLJ’s reports on proved and probable reserves evaluations of Suncor’s Canadian mining and in-situ leases, Canadian offshore conventional assets and international operations that were evaluated as at December 31, 2024.

We hereby consent to being named and to the use of, reference to and excerpts and information derived from the said Reports by Suncor in its:

1.

Annual Report on Form 40-F for the year ended December 31, 2024 (the “Form 40-F”) and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-10 (File No. 333-279937) of Suncor, of our Reports;

2.	Annual Report for the year ended December 31, 2024 (the “Annual Report”) to be filed with the securities regulatory authorities of each of the provinces and territories of Canada; and
3.

Annual Information Form dated February 26, 2025 (the “AIF”), which is incorporated by reference into the following prospectuses (collectively, the “Prospectuses”): (i) the short form base shelf prospectus of Suncor dated June 4, 2024 relating to the sale and issue of debt securities, common shares, preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units from time to time, and (ii) the short form base shelf prospectus of Suncor dated June 4, 2024 relating to the sale and issue of medium term notes, from time to time.

We have read the Form 40-F, Annual Report, AIF and Prospectuses and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that are within our knowledge as a result of the services which we performed in connection with the Reports.

Yours very truly,
GLJ LTD.

“Tracy K. Bellingham”

Tracy K. Bellingham, P. Eng. Executive Vice-President & COO

Dated: February 26, 2025

Calgary, Alberta, Canada